SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-23991
CUSIP NUMBER	319430104

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: December 31, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	First Capital Bancorp, Inc. 3320 Holcomb Bridge Road, N.W., Suite A Norcross, Georgia 30092

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2004 by March 31, 2005 without unreasonable effort and expense. The primary reason is that, as a result of the Registrant’s business combination transaction completed on May 28, 2004, the Registrant was delayed in identifying the supporting documentation necessary to complete the computations relating to its equity compensation plans. These computations affect the Registrant’s financial statements for the year ended December 31, 2004, including the amount of goodwill resulting from the business combination transaction, and have also delayed the delivery of completed financial statements to the Registrant’s independent accountants.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Kathryn L. Knudson, Powell Goldstein LLP	404	572-6952

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its net income for the year ended December 31, 2004 will increase by approximately $1.65 million, or 106%, from $1.56 million for the year ended December 31, 2003 to approximately $3.21 million for the year ended December 31, 2004. The primary reason for the increase in net income is the Registrant's business combination transaction that was completed on May 28, 2004. (The Registrant previously reported, on January 31, 2005, net income of approximately $3.25 million for the year ended December 31, 2004.)

First Capital Bancorp, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005	By:	/s/ William R. Blanton William R. Blanton Vice Chairman, Chief Operating Officer, and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

ACCOUNTANT’S STATEMENT

Mauldin & Jenkins, L.L.C. was unable to issue its opinion on the Registrant’s financial statements for the year ended December 31, 2004 prior to March 31, 2005, due to delays in receiving from the Registrant completed financial statements and supporting documentation relating to the Registrant’s equity compensation plans. As of the date of this Report, Mauldin & Jenkins has received the supporting documentation necessary for it to complete its audit procedures, and Mauldin & Jenkins anticipates it will be able to provide its opinion on the financial statements prior to April 15, 2005.

/s/ Mauldin & Jenkins, L.L.C.

March 31, 2005